Report of Independent Registered Public Accounting Firm
and Financial Statements with Supplementary Schedules for

Saturna Brokerage Services, Inc.

(A wholly owned subsidiary of
Saturna Capital Corporation)

June 30, 2024 and 2023

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Contents

Report of Independent Registered Public Accounting Firm

The Shareholder and the Board of Directors of
Saturna Brokerage Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Saturna Brokerage Services, Inc. (the Company), as of June 30, 2024 and 2023, the related statements of operations, changes in shareholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Bellingham, Washington
September 5, 2024

We have served as the Company's auditor since 2013.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Financial Condition

ASSETS

	June 30,		
	2024		**2023**
Cash and cash equivalents	$	4,196,849	$ 2,866,549
Investment securities, at fair value		1,743,518	1,645,256
Receivable from affiliated companies		2,059,695	1,519,958
Deposit with clearing organization		250,000	100,000
Prepaid expenses		47,923	30,084
Deferred tax asset		53,590	46,632
TOTAL ASSETS	$	8,351,575	$ 6,208,479

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES

Mutual fund distribution fees payable	$	1,868,791	$ 1,494,959
Payable to affiliated companies		165,995	140,229
Deferred tax liability		27,639	16,595
Accounts payable and accrued expenses		63,469	15,605
Total liabilities		2,125,894	1,667,388

SHAREHOLDER'S EQUITY

Common stock, $10 par value, 300,000 shares authorized; issued and outstanding 215,000 and 175,000 at June 30, 2024 and 2023		2,150,000	1,750,000
Additional paid-in capital		18,969,716	15,369,716
Accumulated deficit		(14,894,035)	(12,578,625)
Total shareholder's equity		6,225,681	4,541,091
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	8,351,575	$ 6,208,479

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Operations

	Years ended June 30,	
	2024	2023
REVENUES		
Mutual fund distribution fees	$ 7,929,052	$ 6,344,542
Investment income (loss)	98,262	68,899
Brokerage commission fees	62,311	50,510
Other income	34,384	26,147
Total	8,124,009	6,490,098
EXPENSES		
Mutual fund distribution fees	7,929,052	6,344,542
Compensation expense	1,436,284	1,216,830
Marketing and advertising	583,208	202,820
Brokerage clearing and trading	488,425	273,865
General and administrative	402,664	223,210
Professional services	253,890	31,644
State and city taxes	40,047	28,767
Occupancy expenses	25,580	20,618
Market data and information services	2,629	2,850
Total	11,161,779	8,345,146
LOSS BEFORE INCOME TAXES	(3,037,770)	(1,855,048)
Current income tax benefit	726,446	451,173
Deferred income tax benefit (expense)	(4,086)	1,854
NET LOSS	$ (2,315,410)	$ (1,402,021)

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Shareholder's Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Shareholder's Equity
	Shares out	Amount			
BALANCE, June 30, 2022	145,000	$ 1,450,000	$ 12,669,716	$ (11,176,604)	$ 2,943,112
Common stock issuance	30,000	300,000	2,700,000	-	3,000,000
Net loss	-	-	-	(1,402,021)	(1,402,021)
BALANCE, June 30, 2023	175,000	$ 1,750,000	$ 15,369,716	$ (12,578,625)	$ 4,541,091
Common stock issuance	40,000	400,000	3,600,000	-	4,000,000
Net loss				(2,315,410)	(2,315,410)
BALANCE, June 30, 2024	215,000	$ 2,150,000	$ 18,969,716	$ (14,894,035)	$ 6,225,681

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Statements of Cash Flows

	Years ended June 30,	
	2024	2023
CASH FLOWS USED IN OPERATING ACTIVITIES		
Net loss	$ (2,315,410)	$ (1,402,021)
Adjustment to reconcile net loss to net cash used in operating activities		
Fair value adjustments on marketable securities	(47,090)	(31,008)
Provision for deferred taxes	4,086	(1,854)
Reinvestment of dividend income	(51,172)	(37,836)
Changes in operating assets and liabilities		
Receivable from affiliates	(539,737)	(349,061)
Prepaid expenses	(17,839)	(4,925)
Other assets	(150,000)	-
Payable to affiliates	25,766	62,211
Accounts and mutual fund distribution fees payable	421,696	272,995
Net cash flows used in operating activities	(2,669,700)	(1,491,499)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	4,000,000	3,000,000
Net cash flows from financing activities	4,000,000	3,000,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	1,330,300	1,508,501
CASH AND CASH EQUIVALENTS, beginning of year	2,866,549	1,358,048
CASH AND CASH EQUIVALENTS, end of year	$ 4,196,849	$ 2,866,549

See accompanying notes to the financial statements

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Notes to Financial Statements

Note 1 – Organization

Saturna Brokerage Services, Inc. (the "Company" or "Saturna Brokerage") was organized under the laws of the state of Washington on September 2, 1986 as a broker-dealer. The Company is a wholly owned subsidiary of Saturna Capital Corporation ("Saturna Capital").

Note 2 – Summary of Significant Accounting Policies

Basis of presentation – The financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. Certain prior-period amounts have been reclassified to conform to the current-period presentation. These reclassifications did not have a material impact on the financial statements.

Use of estimates – The preparation of the financial statements requires management to make estimates and assumptions that affect the amount of assets and liabilities reported on the balance sheet; the disclosure of contingent assets and liabilities; and the amounts of revenues and expenses reported during the period. Actual results could differ from those estimates.

Cash and cash equivalents – Cash and cash equivalents include demand deposits and liquid investments with original maturities of three months or less. Saturna Brokerage maintains an account with one financial institution that is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor. Any amounts in the account in excess of the federal insurance limit are regularly transferred into account(s) at affiliated bank(s), allowing those funds to be covered under the FDIC insurance umbrella.

Financial instruments – The fair values of cash, investments, accounts receivable and accounts payable approximate their carrying values due to their short-term nature.

Investments in equity securities – The Company carries equity securities at fair value; changes in fair value are recorded within investment income (loss) within the Statements of Operations.

Receivables – Most of the Company's receivables relate to distribution services provided to affiliated mutual funds and amounts due from its parent company related to an expense-sharing arrangement. Amounts due from affiliated funds are trade receivables subject to evaluation under Topic 326 that have been evaluated for collectability. These receivables are regularly settled, thus exposing the Company to unsettled credit exposures for only a short period of time. The Company has not recorded an allowance for credit losses due to the short-term nature of these

receivables from affiliated mutual funds and no history of losses on these receivables. The receivable from affiliated mutual funds as of June 30, 2024 has been subsequently collected.

Leases – The Company leases its main office from the shareholder on a month-to-month basis and elected to not recognize a related right-of-use asset and liability. The short-term lease exception applies to leases with an initial term of 12 months or less, and which contain no option to purchase the underlying asset that the lessee is reasonably certain to exercise. Short-term lease expense is reported under Occupancy Expenses in the Statements of Operations.

Revenue recognition – In accordance with Accounting Standards Update (ASU) Topic 606, *Revenue from Contracts with Customers*, the Company recognizes revenue upon fulfillment of a performance obligation. The Company derives most of its revenue from providing distribution services to clients. Services promised in client agreements are considered performance obligations, and revenue is recognized as performance obligations are satisfied.

The authoritative accounting guidance requires an entity to employ a five-step model in applying the revenue standard to include: (1) identify the contract with the customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations and (5) recognize revenue as each performance obligation is satisfied.

The Company distributes mutual funds managed by Saturna Capital, for which it receives distribution fees from the affiliated funds. The funds adopted a distribution plan in accordance with Rule 12b-1 under the 1940 Act applicable to the Investor Shares of each fund. The plan provides that the funds will pay a fee to Saturna Brokerage Services at an annual rate of up to 0.25% of the average daily net assets applicable to Investor Shares of each fund. The fee is paid to the Company as reimbursement for expenses incurred for distribution-related activity.

Retail brokerage fees are recorded based on the clearing and settlement activities reported by the Company's clearing broker. When a customer enters into a buy or sell transaction, the Company charges a commission on the trade date, with settlement generally taking place the second business day following the trade date. The Company believes that the performance obligation is satisfied on the trade date, when the underlying financial instrument is identified, the price is agreed upon and the risks and rewards of ownership have been transferred to or from the customer. The economic conditions which affect the firm's operations are related to overall trends in the economy and can be significantly influenced by changes in interest rates and overall market conditions.

Advertising costs – The Company expenses advertising and marketing costs when incurred.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Income taxes – Saturna Brokerage is part of a consolidated federal income tax return filed by its parent company, Saturna Capital Corporation. For financial statement purposes, income tax expense (benefit) is calculated as if the Company filed a separate return. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not that the tax positions will be sustained on examination by tax authorities. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Management has analyzed Saturna Brokerage's position taken on federal income tax returns for all open tax years and has concluded that no adjustments are required in the Company's financial statements.

Note 3 – Net Capital Requirements

Saturna Brokerage is subject to the U.S. Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital to ensure that the ratio of aggregate indebtedness to net capital, both as defined, does not exceed 15 to 1. As of June 30, 2024 and 2023, Saturna Brokerage's net capital of $3.88 million and $2.77 million was $3.74 million and $2.66 million in excess of its minimum net capital required, respectively. The ratio of the Company's aggregate indebtedness to net capital was 0.5479 and 0.6014 to 1 as of June 30, 2024 and 2023, respectively.

Note 4 – Investments

As of June 30, 2024 and 2023, the Company held investments with a fair value of $1.74 million and $1.65 million, and a cost basis of $1.62 million and $1.57 million, respectively. Equity investments with readily determinable fair values are classified as securities at fair value; changes in their fair value are recognized in current-period earnings.

June 30, 2024	Cost	Unrealized gains	Unrealized losses	Fair value
Securities at fair value				
Mutual funds, domestic	1,624,897	222,509	(103,888)	1,743,518
Total	$ 1,624,897	$ 222,509	$ (103,888)	$ 1,743,518

June 30, 2023	Cost	Unrealized gains	Unrealized losses	Fair value
Securities at fair value				
Mutual funds, domestic	1,573,725	171,374	(99,843)	1,645,256
Total	$ 1,573,725	$ 171,374	$ (99,843)	$ 1,645,256

Investment income includes dividend and interest income; capital gain distributions; realized gains or losses on the sale of securities; and unrealized gains or losses on securities at fair value. Investment income (loss) included in earnings is summarized below.

	Years ended June 30,	
	2024	2023
Change in fair value of marketable securities	$ 47,090	$ 31,008
Dividend income	41,464	24,207
Capital gain distributions	9,708	13,629
Interest income	-	55
Total	$ 98,262	$ 68,899

As defined in ASC Topic 820 *Fair Value Measurements and Disclosures,* fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a fair value hierarchy, described below, that categorizes into three levels the inputs to valuation techniques used to measure fair value. Level 1 inputs are referenced in valuing the Company's investments in affiliated mutual funds.

- Level 1 – Unadjusted, quoted prices in active markets for identical assets that the reporting entity can access at the measurement date.
- Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.
- Level 3 – Unobservable inputs when observable inputs are not available.

Note 5 – Related-Party Transactions

Saturna Brokerage Services acts as the distributor for the four mutual funds of Amana Mutual Funds Trust under a Rule 12b-1 distribution plan. Under the plan, the Company recorded income of $7,818,111 and $6,249,029 from Amana Mutual Funds Trust in the years ended June 30, 2024 and 2023. A total of $13,624,233 and $10,823,513 was expensed with respect to distributing the Amana funds in the 2024 and 2023 fiscal periods. Of this amount, $5,806,122 and $4,574,485 was reimbursed by Saturna Capital per the two companies' expense-sharing agreement.

Saturna Brokerage Services also acts as the distributor for the nine mutual funds of Saturna Investment Trust. Under a Rule 12b-1 plan, Saturna Brokerage Services collects distribution fees from two of the funds, and for which the Company recorded income of $110,940 and $95,513 in the years ended June 30, 2024 and 2023. A total of $263,961 and $248,895 was expensed for distributing the nine funds in the respective periods, of which $153,021 and $153,382 was reimbursed by Saturna Capital. Marketing and other expenses related to distributing the funds are recorded on the books of Saturna Capital.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Saturna Brokerage is a wholly owned subsidiary of Saturna Capital Corporation. Due to her stock ownership, the President and Chief Executive Officer, Mrs. Jane Carten, is deemed to be the Company's controlling person. Mrs. Carten is a director of Saturna Capital, Saturna Brokerage, Saturna Trust Company, Saturna Environmental Corporation and Saturna Sdn Bhd (Malaysia), and is also president (and a trustee) of Saturna Investment Trust.

Among other customers, the Company provides brokerage execution services to private accounts and mutual funds managed by Saturna Capital. Effective January 1, 2005, Saturna Brokerage executes transactions for these managed accounts for no commission. This negatively impacts the Company, since it pays clearing and other charges for these transactions.

Saturna Brokerage shares its principal offices with Saturna Capital, and its employees are employees of Saturna Capital. The companies maintain an expense-sharing agreement for services provided by Saturna Capital personnel on behalf of Saturna Brokerage. Saturna Brokerage operates a non-branch location within space occupied by Saturna Trust Company in Henderson, Nevada. The Company also operated, as of June 30, 2024, a branch location occupied by Saturna Trust Company in Bellingham, Washington (this location was subsequently de-registered on August 2, 2024). The Company reimburses Saturna Trust Company for costs incurred on its behalf per the terms of an expense-sharing agreement. Expenses charged to Saturna Brokerage by Saturna Capital and Saturna Trust in 2024 and 2023 were $1,905,559 and $1,389,813, respectively. These expenses related primarily to employee compensation, marketing, travel and administrative costs.

Note 6 – Taxes

Saturna Brokerage recorded a receivable from Saturna Capital for the benefit of the taxable loss that the Company reported during the period. For the fiscal years ended June 30, 2024 and 2023, the Company recorded a current income tax benefit of $726,446 and $451,173 respectively. Saturna Brokerage also recorded deferred tax (expense) benefit of ($4,086) and $1,854 in the respective periods related to accrued expenses and investment fair value adjustments.

Note 7 – Contingencies

In the normal course of conducting its business, the Company may be party to various legal claims, actions and complaints. Management is not aware of any claims, assessments and contingent liabilities that would have a material adverse effect on the Company's business, its financial position or the results of its operations.

Note 8 – Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements.

The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the financial statements are available to be issued. Saturna Brokerage Services has evaluated events and transactions for potential recognition or disclosure through the date these financial statements were issued. There were no events or transactions that occurred between the balance sheet date and the date that the financial statements were available to be issued that materially impacted the amounts or disclosures in the Company's financial statements.

SATURNA BROKERAGE SERVICES, INC.
(A WHOLLY OWNED SUBSIDIARY OF SATURNA CAPITAL CORPORATION)

Computation of Net Capital as of June 30, 2024

per Rule 15c3-1 under the Securities Exchange Act of 1934 (Schedule I)

Total shareholder's equity	$	6,225,681
Less – Shareholder's equity not allowable for Net Capital		-
Total shareholder's equity qualified for Net Capital		6,225,681
Deductions and/or charges:		
Non-allowable assets		(2,161,207)
Net Capital before haircuts on securities positions		4,064,474
Haircuts on securities (computed pursuant to Rule 15c3-1(f)):		
Other securities		(184,594)
Net Capital	$	3,879,880
Aggregate Indebtedness		
Total aggregate indebtedness	$	2,125,894
Total aggregate indebtedness	$	2,125,894
Computation of basic Net Capital requirement		
Minimum Net Capital required	$	141,727
Excess Net Capital	$	3,738,153
Ratio: Aggregate Indebtedness to Net Capital		0.5479 to 1

Note: There are no material differences between the preceding computation and the company's corresponding part II of Form X-17A-5 as of June 30, 2024.



Report of Independent Registered Public Accounting Firm

The Shareholder and Board of Directors of
Saturna Brokerage Services, Inc.

We have reviewed management's statements, included in the accompanying Saturna Brokerage Services, Inc.'s Exemption Report in which:

1) Saturna Brokerage Services, Inc., states Saturna Brokerage Services, Inc. claims an exemption under paragraph (k) (2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) Saturna Brokerage Services, Inc., states Saturna Brokerage Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

Saturna Brokerage Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saturna Brokerage Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k (2)(i) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Bellingham, Washington
September 5, 2024



SATURNA
Brokerage Services
Member: FINRA/SIPC
A Subsidiary of Saturna Capital Corporation

1300 North State Street
Bellingham
Washington 98225

www.saturna.com/sbs

Telephone: (360) 734-1266
(800) 728-1266
Fax: (360) 734-0755

Saturna Brokerage Services, Inc.'s Exemption Report

Saturna Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.1715c3-3(k) through the most recent fiscal year without exception.

Saturna Brokerage Services, Inc.

We affirm that, to the best of our knowledge and belief, this Exemption Report is true and correct.

JKCarten

Jane Carten, President

9.5.2024

Date

K H

Kalen Hanna, Chief Financial Officer

9/5/2024

Date